Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds IV, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Tax Managed
Growth Fund, BNY Mellon Institutional S&P 500 Stock
Index Fund, BNY Mellon Bond Market Index Fund, BNY
Mellon Disciplined Stock Fund (collectively, the October 31st Funds), General Treasury and Agency Money Market
Fund (the November 30th Fund), BNY Mellon Floating
Rate Income Fund, (collectively, the August 31st Fund) (collectively with the October 31st Funds and the November 30th Fund, the Funds), each a series of BNY Mellon Investment Funds IV, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August
31, 2019. Management is responsible for its assertion about the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether managements assertion
about compliance with the specified requirements is fairly
stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of August 31, 2019, and with respect to
agreement of security purchases and sales, for the period
from December 31, 2018 (the date of the Funds last
examination) through August 31, 2019:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Funds as of August 31, 2019, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
sales, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Confirmation of all repurchase agreement with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period July 1, 2018 through June 30, 2019 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2019, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds IV, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
January 21, 2020

January 21, 2020
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management BNY Mellon Tax
Managed Growth Fund, BNY Mellon Institutional S&P
500 Stock Index Fund, BNY Mellon Bond Market Index
Fund, BNY Mellon Disciplined Stock Fund (collectively, the October 31st Funds), General Treasury and Agency
Money Market Fund (the November 30th Fund), BNY
Mellon Floating Rate Income Fund, (collectively, the
August 31st Fund) (collectively with the October 31st Funds and the November 30th Fund, the Funds), each a series of BNY Mellon Investment Funds IV, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered
Management Investment Companies of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2019 and for the period from December 31, 2018 (the date of the Funds last examination) through August 31, 2019.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2019, and for the period from December 31, 2018 (the date of the Funds last examination) through August 31, 2019 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds IV, Inc.


Jim Windels
Treasurer



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